EXHIBIT 99.1


                                 RADVISION LTD.
                           24 RAOUL WALLENBERG STREET
                             TEL AVIV 69719, ISRAEL
                                October 21, 2009
              NOTICE OF 2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS


Dear RADVISION Ltd. Shareholders:

         We cordially invite you to the 2009 Annual General Meeting of Shareholders of RADVISION Ltd., or the Company, to be held at 10:00 a.m. (Israel time) on November 30, 2009, at the Company's offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel, for the following purposes:

         1. To ratify and approve the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009, and to authorize the Board of Directors of the Company to delegate to the Audit Committee of the Board of Directors the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services;

         2. To approve an amendment to the Company's Articles of Association in order to permit a vacancy in two of the three director classes at any given time;

         3. To approve an equity-based compensation plan for directors (other than the current Chairman of the Board of Directors);

         4. To approve an equity-based compensation plan for the current Chairman of the Board of Directors;

         5. To reelect Mr. Joseph Atsmon and Ms. Liora Lev as outside directors for additional three-year terms;

         6. To approve the remuneration to be paid to Mr. Joseph Atsmon and Ms. Liora Lev as outside directors;

         7. To review and discuss the Company's directors' annual report to shareholders, auditor's report and consolidated financial statements for the year ended December 31, 2008; and

         8. To transact such other business as may properly come before the annual general meeting or any adjournment thereof.

         The Board of Directors recommends that you vote in favor of all of the proposals, which are described in the attached proxy statement.

         Shareholders of record at the close of business on October 21, 2009 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by the Company's transfer agent or at its registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions are provided both in the proxy statement and on the enclosed proxy card.

                                            By Order of the Board of Directors

                                            Zohar Zisapel
                                            Chairman of the Board of Directors



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                                 RADVISION LTD.
                           24 Raoul Wallenberg Street
                             Tel Aviv 69719, Israel
                              Tel: +972-3-767-9360

                                 PROXY STATEMENT

                   2009 ANNUAL GENERAL MEETING OF SHAREHOLDERS

         This Proxy Statement is being furnished in connection with the solicitation of proxies on behalf of the Board of Directors of RADVISION Ltd., or the Company, to be voted at the 2009 Annual General Meeting of Shareholders, or the Meeting, and at any adjournment thereof, pursuant to the accompanying Notice of 2009 Annual General Meeting of Shareholders. The Meeting will be held at 10:00 a.m. (Israel time) on Monday, November 30, 2009 at the Company's offices at 24 Raoul Wallenberg Street, Tel Aviv, Israel.

         This Proxy Statement, the attached Notice of 2009 Annual General Meeting of Shareholders and the enclosed proxy card, are being mailed to shareholders on or about October 26, 2009.

Purpose of the Meeting

         At the Meeting, shareholders will be asked to consider and vote upon the following matters: (i) approval and ratification of the reappointment of Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent registered public accountants for the year ending December 31, 2009, and to authorize the Board of Directors of the Company, or the Board of Directors, to delegate to the Audit Committee of the Board of Directors, or the Audit Committee, the authority to fix such independent registered public accountants' compensation in accordance with the volume and nature of their services; (ii) approval of an amendment to the Company's Articles of Association under which the Company will be permitted to create a vacancy in two of the three director classes at any given time; (iii) approval of an equity-based compensation plan for directors (other than the current Chairman of the Board of Directors); (iv) approval of an equity-based compensation plan for the current Chairman of the Board of Directors; (v) reelection of Mr. Joseph Atsmon and Ms. Liora Lev as outside directors of the Company for additional three-year terms; (vi) approval of the remuneration to be paid to Mr. Joseph Atsmon and Ms. Liora Lev as outside directors. In addition, the directors' annual report to shareholders, the auditor's report, and consolidated financial statements for the year ended December 31, 2008 will be reviewed and discussed at the Meeting.

         The Company is not aware of any other matters that will come before the Meeting. If any other matters properly come before the Meeting, the persons designated as proxies intend to vote on such matters in accordance with the judgment of the Board of Directors.

Proxy Procedure

          Only holders of record of the Company's ordinary shares, par value of NIS 0.1 per share, as of the close of business on October 21, 2009 are entitled to notice of, and to vote in person or by proxy at, the Meeting. As of October 21, 2009, the record date for determination of shareholders entitled to vote at the Meeting, there were 19,508,380 outstanding ordinary shares.

          o VOTING IN PERSON. If your shares are registered directly in your name with the Company's transfer agent (i.e. you are a "registered shareholder"), you may attend and vote in person at the Meeting. If you are a beneficial owner of shares registered in the name of your broker, bank, trustee or nominee (i.e. your shares are held in "street name"), you are also invited to attend the meeting; however, to vote in person at the Meeting as a beneficial owner, you must first obtain a "legal proxy" from your broker, bank, trustee or nominee authorizing you to do so.

          o VOTING BY MAIL. You may submit your proxy by mail by completing, signing and mailing the enclosed proxy card in the enclosed, postage-paid envelope, or, for shares held in street name, by following the voting instructions provided by your broker, bank trustee or nominee. The proxy must be received by the Company's transfer agent or at the Company's registered office in Israel at least forty-eight (48) hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If directions are not given or directions are not in accordance with the options listed on a proxy card, such shares will be voted FOR the nominees for outside director and each proposal for which the Board of Directors recommends a vote FOR.

CHANGE OR REVOCATION OF PROXY

         If you are a registered shareholder, you may change your vote at any time prior to the exercise of authority granted in the proxy by delivering a written notice of revocation to the Company's Corporate Secretary, by granting a new proxy bearing a later date using, or by attending the Meeting and voting in person. Attendance at the Meeting will not cause your previously granted proxy to be revoked unless you specifically so request.

         If your shares are held in street name, you may change your vote by submitting new voting instructions to your broker, bank, trustee or nominee or, if you have obtained a legal proxy from your broker, bank, trustee or nominee giving you the right to vote your shares, by attending the Meeting and voting in person.

QUORUM

         The presence of at least two shareholders, holding at least one-third (1/3) of the Company's issued share capital, represented in person or by proxy at the Meeting, will constitute a quorum. If within half an hour from the time designated for the Meeting (or within such longer time not exceeding one hour as the Chairman of the Meeting may decide) a quorum is not present, the Meeting will stand adjourned to the same day in the following week, at the same time and place. If within half an hour from the time designated for the reconvened Meeting a quorum is not present, the shareholders present in person or by proxy will constitute a quorum.

         Abstentions and broker non-votes will be counted towards the quorum. Broker non-votes occur when brokers that hold their customers' shares in street name sign and submit proxies for such shares and vote such shares on some matters but not on others. This would occur when brokers have not received any instructions from their customers, in which case the brokers, as the holders of record, are permitted to vote on "routine" matters, which include the election of directors and the ratification of the appointment of an independent registered public accounting firm, but not on non-routine matters.

         Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for quorum or voting purposes.

MAJORITY VOTE STANDARD

         Each ordinary share entitles the holder to one vote. An affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve each of the proposals, except as otherwise stated in the proposal.

In tabulating the voting result for any particular proposal, shares that constitute broker non-votes and abstentions are not considered votes cast on that proposal. Unsigned or unreturned proxies, including those not returned by banks, brokers, or other record holders, will not be counted for voting purposes.


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BENEFICIAL OWNERSHIP OF ORDINARY SHARES BY CERTAIN BENEFICIAL OWNERS AND
MANAGEMENT

         The following table sets forth certain information as of October 21, 2009 (unless otherwise indicated below) regarding the beneficial ownership by
(i) all shareholders known to the Company to own beneficially more than 5% of the Company's ordinary shares, (ii) each of the Company's directors, and (iii) all directors and executive officers as a group:


                                                                               Percentage of
                                                      Number of ordinary        outstanding
                                                     shares beneficially         ordinary
Name                                                      owned (1)             shares (2)
--------------------------------------------------   -------------------       -------------
Zohar Zisapel.....................................      4,876,151 (3)             24.86%
Yehuda Zisapel....................................      1,341,950 (4)              6.88%
Royce & Associates, LLC...........................      1,741,600 (5)              8.93%
Renaissance Technologies, LLC.....................      1,513,023 (6)              7.76%
Clough Capital Partners L.P.......................      1,232,973 (7)              6.32%
TimesSquare Capital Management, LLC...............      1,184,900 (8)              6.07%
Systematic Financial Management, L.P..............      1,124,890 (9)              5.77%
Joseph Atsmon.....................................            *                      *
Liora Lev.........................................            *                      *
Yoseph Linde......................................            *                      *
Efraim Wachtel....................................            *                      *
All directors and executive officers as a group
    (8 persons)...................................      5,369,578               27.52%

----------------------------
 *       Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission, or the SEC, and generally includes voting or investment power with respect to securities. Ordinary shares relating to options currently exercisable or exercisable within 60 days of the date of this Proxy Statement are deemed outstanding for computing the percentage of the person holding such securities but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table above have sole voting and investment power with respect to all shares shown as beneficially owned by them.

(2) The percentages shown are based on 19,508,380 ordinary shares issued and outstanding (which excludes 3,007,843 ordinary shares held as treasury stock) as of October 21, 2009.

(3) Includes (i) 3,223,235 ordinary shares owned of record by Mr. Zohar Zisapel; (ii) 33,750 ordinary shares issuable upon the exercise of currently exercisable options granted to Mr. Zohar Zisapel, which have an exercise price of $19.59 per share and expire in July 2013; (iii) 1,121,097 ordinary shares owned of record by Lomsha Ltd., an Israeli company controlled by Mr. Zohar Zisapel; (iv) 310,856 ordinary shares owned of record by Michael and Klil Holdings (93) Ltd., an Israeli company controlled by Mr. Zohar Zisapel; and (v) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Zohar Zisapel is a principal shareholder and Chairman of the board of directors of RAD Data Communications Ltd. Mr. Zohar Zisapel and his brother, Mr. Yehuda Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(4)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on January 21, 2009. Includes: (i) 751,901 ordinary shares owned of record by Mr. Yehuda Zisapel; (ii) 402,836 ordinary shares owned of record by RADbit Inc., an Israeli company wholly-owned by Mr. Yehuda Zisapel; and (iii) 187,213 ordinary shares owned of record by RAD Data Communications Ltd., an Israeli company. Mr. Yehuda Zisapel is a principal shareholder and a director of RAD Data Communications Ltd. Mr. Yehuda Zisapel and his brother, Mr. Zohar Zisapel, have shared voting and dispositive power with respect to the shares held by RAD Data Communications Ltd.

(5)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on January 30, 2009.

(6)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G filed with the SEC on February 13, 2009. The Schedule 13G/A was filed by Renaissance Technologies LLC and James H. Simons due to his controlling interest in Renaissance Technologies LLC.

(7)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 10, 2009. The Schedule 13G/A reflects that the shares include shares beneficially owned by investment companies, pooled investment vehicles and other accounts for which Clough Capital Partners L.P. serves as investment adviser. Such shares may be deemed beneficially owned by (a) Clough Capital Partners L.P., (b) Clough Capital Partners LLC, the general partner of Clough Capital Partners L.P., and (c) Messrs. Clough, Canty and Brock, the managing members of Clough Capital Partners LLC. Each such entity and person disclaims beneficial ownership of such shares except to the extent of its respective pecuniary interest therein.

(8)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on January 31, 2008.

(9)      Based solely upon, and qualified in its entirety with reference to, a
         Schedule 13G/A filed with the SEC on February 13, 2009.


                 I. RATIFICATION AND APPROVAL OF APPOINTMENT OF
                    INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS
                           (Item 1 on the Proxy Card)

         The Board of Directors first appointed Kost Forer Gabbay & Kasierer, registered public accountants, a member of Ernst & Young Global, as the Company's independent public accountants in July 2002 and has reappointed the firm as the Company's independent public accountants since such time.

         At the Meeting, shareholders will be asked to approve the reappointment of Kost Forer Gabbay & Kasierer as the Company's independent registered public accountants for the year ending December 31, 2009, and until the 2010 annual general meeting, pursuant to the recommendation of the Audit Committee and Board of Directors. As a result of Kost Forer Gabbay & Kasierer's familiarity with the Company's operations and reputation in the auditing field, the Audit Committee and Board of Directors believe that the firm has the necessary personnel, professional qualifications and independence to act as the Company's independent registered public accountants.

         At the Meeting, shareholders will also be asked to authorize the Board of Directors to delegate to the Audit Committee the authority to fix the compensation of the Company's independent auditors in accordance with the volume and nature of their services. With respect to fiscal year 2008, the Company paid Kost Forer Gabbay & Kasierer $260,000 for audit services and $35,000 for tax-related services.

         It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that the appointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as the independent registered public accountants of the Company for the year ending December 31, 2009 and until the Company's 2010 annual general meeting, be and hereby is ratified and approved; and that the Board of Directors be, and it hereby is, authorized to delegate to the Audit Committee the authority to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolutions.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

         II.  APPROVAL OF AN AMENDMENT TO THE ARTICLES OF ASSOCIATION
                           (Item 2 on the Proxy Card)

         At the Meeting, shareholders will be asked to approve an amendment to the Company's Articles of Association under which a vacancy in two of the three director classes at any given time will be permitted.

          At the Company's 2004 annual general meeting, shareholders approved an amendment to the Company's Articles of Association under which the Board of Directors, other than the outside directors, was re-classified into three classes, Class A, Class B and Class C, each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors. Under the amended Articles of Association, generally, at each annual meeting of shareholders one class of directors is elected for a term of three-years, such that in any given year one class of directors is up for reelection. At the Company's 2008 annual general meeting, the shareholders approved an amendment to the Company's Articles of Association to permit the creation of a vacancy in one of the three director classes at any given time.

         The Board of Directors is currently composed of five directors, including three outside directors appointed in accordance with the Israeli Companies Law, 5759-1999, or the Companies Law (see Item IV below regarding outside directors). Messrs. Zohar Zisapel and Efraim Wachtel, Class C directors, were appointed to serve as directors until the Company's 2010 annual general meeting of shareholders.

          Mr. Andreas Mattes, the Company's former Class B director, resigned from the Board of Directors effective as of December 31, 2008 and the Board of Directors resolved not to nominate a successor Class B director for election at the Meeting since the Board of Directors believes that its current size, five members, is sufficient. In order to permit the Board of Directors to not nominate a new Class A or B director at this time, the Board of Directors believes it would be in the Company's best interest to amend its Articles of Association to permit the creation of a vacancy in two of the three director classes at any given time.

         It is therefore proposed that at the Meeting the following resolution be adopted:

          "RESOLVED, that Article 87(a) of the Company's Articles of Association is hereby amended to read as follows:

          "87. (a). Directors  (other  than  External  Directors  referred to in paragraph (c) of this Article 87) shall be elected at the Annual General Meeting by an Ordinary Resolution. The Directors, other than External Directors, shall be divided into three (3) classes, each consisting of approximately one-third of the non-External Directors, provided, however, that subject to the statutes, vacancies at any given time in two of the three aforesaid classes shall be permitted. The three classes are to be designated Class A, Class B, and Class C and shall initially consist of one director, one director and two directors, respectively. The term of office of the director in Class A shall expire at the end of the first Annual General Meeting after his or her initial election; the term of office of the director in Class B shall expire at the end of the second Annual General Meeting after his or her initial election; and the term of office of the directors in Class C shall expire at the end of the third Annual General Meeting after their initial election. At each Annual General Meeting after the initial classification of the Board, the class of directors whose term expires at the time of such election shall be elected to hold office until the third succeeding Annual General Meeting. Each director shall hold office until the end of the Annual General Meeting at which his or her term ends, or until his or her office is vacated pursuant to these Articles or the Companies Law, in which event his or her successor may be appointed by the shareholders of the Company for a term ending on the scheduled end date for the service of such director. The General Meeting is not entitled to remove from office any director, other than an External Director, prior to the end of the Annual General Meeting at which his or her term ends."

         The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required to approve the foregoing resolution.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTION.

  III. APPROVAL OF EQUITY-BASED COMPENSATION PLAN FOR DIRECTORS (OTHER THAN THE
                   CURRENT CHAIRMAN OF THE BOARD OF DIRECTORS)
                           (Item 3 on the Proxy Card)

          The Company's Articles of Association provide for a board of directors consisting of no less than five and no more than nine members or such other number as may be determined from time to time at a general meeting of shareholders. The Board of Directors is currently composed of five directors.

          In accordance with the Company's Articles of Association, the Board of Directors is divided into three classes (other than outside directors), each consisting of a number of directors equal as nearly as practicable to one-third of the total number of non-outside directors. Generally, at each Annual General Meeting, one class of directors is elected for a term of three years by a vote of the holders of a majority of the voting power represented and voting at such meeting. At the Company's 2008 Annual General Meeting, the shareholders approved an amendment to the Company's Articles of Association under which the Company is permitted to create a vacancy in one of the three director classes at any given time and at the Meeting, shareholders are being asked to approve an amendment to the Company's Articles of Association to permit the creation of vacancies in two of the three director classes at any given time (see Item II). As detailed in
Item II, the Company's Class A and Class B director classes are currently vacant. In addition, the Company's has two outside directors pursuant to the Companies Law, who also serve for three-year terms.

          As an incentive for the activities and efforts of the members of the Board of Directors, the Audit Committee and the Board of Directors have approved, subject to shareholder approval, the following equity-based compensation plan for directors: (i) for each year of service as a director, an annual grant of options to purchase 10,000 ordinary shares to each of the directors, other than the current Chairman of the Board of Directors or any outside director who is determined by the Board of Directors to be an "expert outside director," as defined in the Companies Regulations (Rules Regarding Compensation and Expenses to Outside Directors), 2000, as amended, or the Regulations, and described in Item VI below; and (ii) for each year of service as an outside director who is determined by the Board of Directors to be an "expert outside director," an annual grant of options to purchase 13,300 ordinary shares. The term of the compensation plan shall be for six years commencing from the date of the Meeting and shall be extended, with respect to any current or future director who is reelected or elected, as applicable, during such six-year period, for the duration of his or her then pending three-year term. Such equity-based compensation is in addition to the cash compensation received by outside directors pursuant to Israeli law (see Item VI) and, if approved, will be the only equity-based compensation that such directors will be entitled to.

          Pursuant to the equity-based compensation plan, if approved, an annual grant of options to purchase 10,000 ordinary shares will be awarded to each of the following directors, subject to and commencing as of their next re-election for an additional three-year term: Mr. Efraim Wachtel and two of the Company's three outside directors: Dr. Yoseph Linde and Ms. Liora Lev. Ms. Lev is standing for reelection at the Meeting (see Item V), Mr. Wachtel will be up for reelection at the 2010 Annual General Meeting and Dr. Linde will be up for reelection at the 2011 Annual General Meeting. Subject to their re-election at such annual general meetings, options to purchase 10,000 ordinary shares will be granted to each of the foregoing directors on the date of their reelection and options to purchase 10,000 ordinary shares will be granted to each of them on the date of each annual general meeting held during their three-year term of service. Therefore, if reelected, each of the foregoing directors will in total be entitled to options to purchase an aggregate 30,000 ordinary shares during such three-year term. The same mechanism would apply at the time of any reelection of such director for an additional three-year term, such that if reelected for two additional three-year terms, each of the foregoing directors will in total be entitled to options to purchase an aggregate 60,000 ordinary shares during such two three-year terms. The foregoing compensation plan will also apply to any successor or future director who is elected during the next six years. The term of the equity-based compensation plan will be for a total of six years commencing from the date of the Meeting; however, with respect to any current or future director who is reelected during such six-year period, the compensation plan will be extended for the duration of his or her then pending three-year term.

          The shareholders are also being asked to approve the annual grant to each outside director who is determined by the Board of Directors to be an "expert outside director," for each year of service, of options to purchase a number of ordinary shares as described below. In accordance with the Companies Law and the Regulations, the maximum equity-based compensation payable to "expert outside directors" serving in companies of the Company's size, is the average amount of equity-based compensation of "other directors," as defined in the Regulations and described in Item VI, plus 33%. The Board of Directors has determined that in view of Mr. Atsmon's education, experience, qualifications, professional expertise and deep understanding of the Company's fields of business, Mr. Atsmon qualifies as an "expert outside director." Mr. Efraim Wachtel and Mr. Zohar Zisapel, the current Chairman of the Board of Directors, constitute "other directors." Subject to Mr. Atsmon's reelection at the Meeting, the approval of an annual grant of options to purchase ordinary shares to Mr. Wachtel (see above in this Item III) and the approval of an annual grant of options to purchase ordinary shares to Mr. Zisapel (see Item IV), which may not exceed the amount based on the formula described above (the calculation of which may change in the event that the Company appoints additional "other directors" in the future), Mr. Atsmon shall be granted options to purchase up to 13,300 ordinary shares at the Meeting and thereafter, annually on the date of each annual general meeting during his three-year term (i.e., at the 2010 and 2011 annual general meetings). This same mechanism would apply at the time of the reelection of Mr. Atsmon at the 2012 annual general meeting, if reelected. The term of the compensation plan for Mr. Atsmon will be for six years commencing from the date of the Meeting.

          All of the foregoing options will be granted under the Company's 2000 Employee Stock Option Plan, will be fully vested and immediately exercisable on the applicable date of grant and will expire 18 months after such director's termination or resignation from office. The exercise price per share of the options will be equal to the closing price per share of the ordinary shares on the NASDAQ Global Market on the applicable date of grant. If the shareholders approve any change to the terms of this benefit plan with respect to independent directors, within the meaning of the rules of the SEC and NASDAQ, who are not outside directors, within the meaning of the Companies Law, during the term of this benefit plan, such new terms shall apply equally to the outside directors.

          In addition, in order to enable the Company to continue to attract and retain qualified individuals to serve as members of the Board of Directors and to enable the Company's directors to properly realize the benefits of the options previously granted to them by the Company, it is also proposed to modify the terms of options granted in the past to the members of the Board of Directors (other than the current Chairman of the Board of Directors) such that the exercise period of such options be extended from 12 months to 18 months after their termination or resignation from office.

          Under Israeli law, the compensation of directors, including changes in terms of their compensation, is required to be approved by the audit committee, board of directors and shareholders, in that order. On July 29, 2009, the Audit Committee and Board of Directors approved the foregoing compensation terms, subject to shareholder approval.

          It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the grant of options to the Company's directors (other than the current Chairman of the Board of Directors) who shall serve from time to time and the extension of the exercise period of options previously granted to the Company's directors (other than the current Chairman of the Board of Directors), on the terms and conditions set forth in Item III of the Proxy Statement for the 2009 Annual General Meeting of Shareholders, be, and the same hereby is, approved."

          Pursuant to the Companies Law, the compensation of directors, including changes in the terms of compensation, requires the affirmative vote of a majority of the ordinary shares present, in person or by proxy, and voting on the matter. Pursuant to the Regulations, the approval of the award of equity-based compensation to an outside director also requires that either (i) at least one-third of the shares of non-controlling shareholders voted on the matter are voted in favor of the resolution or (ii) the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the voting rights in the Company. The Company has no controlling shareholders, within the meaning of the Companies Law, with respect to this matter.

          In accordance with the Regulations, the award of equity-based compensation to an outside director is subject to the condition that the compensation plan for the award includes two of the Company's "other directors" who are not outside directors. Mr. Efraim Wachtel and Mr. Zohar Zisapel, the current Chairman of the Board of Directors, constitute "other directors." Therefore, the adoption of this Item III is subject to shareholder approval of
Item IV below.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
                                   RESOLUTION.

      IV. APPROVAL OF EQUITY-BASED COMPENSATION FOR THE CURRENT CHAIRMAN OF
                             THE BOARD OF DIRECTORS
                           (Item 4 on the Proxy Card)

          As an incentive for the activities and efforts of Mr. Zohar Zisapel, the current Chairman of the Board of Directors, or the Chairman, the Audit Committee and the Board of Directors have approved, subject to shareholder approval, the annual grant of options to purchase 20,000 ordinary shares to the Chairman, in accordance with and subject to the terms detailed below.

          For a discussion regarding the composition of the Board of Directors, see Item III. The Chairman was reelected as a Class C director at the Company's 2007 annual general meeting and will be up for reelection at the Company's 2010 annual general meeting. If reelected at the 2010 annual general meeting, options to purchase 20,000 ordinary shares will be granted to the Chairman on the date of such meeting, and thereafter, annually during the three-year period of the Chairman's term, on the date of each annual general meeting (i.e., on the date of the 2011 and 2012 annual general meetings). Therefore, the total amount the Chairman would be entitled to receive would be options to purchase 60,000 ordinary shares during any three-year term going forward. This same mechanism would apply at the time of the Chairman's reelection at the 2013 annual general meeting, so that the Chairman would in total be entitled to receive options to purchase an aggregate 120,000 ordinary shares during the six years of his two upcoming three-year terms as Chairman, if reelected. The term of the Chairman's benefit plan shall be for six years commencing from the date of the 2010 annual general meeting.

          The options will be fully vested and exercisable immediately on the applicable date of grant and will expire 18 months after the Chairman's termination of or resignation from office. The options will be granted under the Company's 2000 Employee Stock Option Plan. The exercise price per share of the options will be equal to the closing price per share of the Company's ordinary shares on the NASDAQ Global Market on the applicable date of grant.

          In addition, in order to enable the Company to retain qualified individuals like the Chairman, and to enable the Chairman to properly realize the benefits of the options granted to him in the past by the Company, it is proposed to modify the terms of options previously granted to the Chairman such that the exercise period of such options be extended from 12 months to 18 months after his termination or resignation from office.

          Under Israeli law, the compensation of directors, including changes in terms of their compensation, is required to be approved by the audit committee, the board of directors and shareholders, in that order. On July 29, 2009, the Audit Committee and the Board of Directors approved the foregoing compensation terms, subject to shareholder approval.

          It is therefore proposed that at the Meeting the following resolution be adopted:

         "RESOLVED, that the grant of options to the current Chairman and the proposed extension of the exercise period of options previously granted to the current Chairman, on the terms and conditions forth in Item IV of the Proxy Statement for the 2009 Annual General Meeting of Shareholders, be, and the same hereby are, approved."

          Approval of this matter will require the affirmative vote of the holders of a majority of the shares present, in person or by proxy, and voting on the matter. In addition, since Mr. Zohar Zisapel, who has a personal interest in this matter, beneficially owns 24.86% of the Company's outstanding shares and 24.68% of the Company's voting power, and his brother, Mr. Yehuda Zisapel, who is deemed to have a personal interest in this matter by virtue of such relationship, beneficially owns 6.88% of the Company's outstanding shares and voting power, under the Companies Law together they are considered "controlling shareholders" for this matter. Accordingly, approval of this matter also requires that either (i) at least one-third of the shares voted on the matter by shareholders who do not have a personal interest in the matter are voted in favor of the resolution or (ii) the total number of shares voted against the matter by shareholders who do not have a personal interest in the matter does not exceed one percent of the outstanding voting power in the Company.

          The Companies Law requires that each shareholder voting on this proposal indicate whether or not the shareholder has a personal interest in the proposal. Otherwise, the shareholder is not eligible to vote on this proposal. Under the Companies Law, a "personal interest" of a shareholder (i) includes a personal interest of any members of the shareholder's family (or their spouses) or a personal interest of a company with respect to which the shareholder (or such family member) serves as a director or the chief executive officer, owns at least 5% of the shares or has the right to appoint a director or the chief executive officer and (ii) excludes an interest arising solely from the ownership of shares. Accordingly, the enclosed form of proxy includes a certification that you do not have a personal interest in this proposal. If you believe that you may have a personal interest, please contact the Company's General Counsel at +972-3-767-9394 for instructions on how to vote your shares on this matter and indicate that you have a personal interest or, if you hold your shares in "street name," you may also contact the representative managing your account, who could then contact the Company on your behalf.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR APPROVAL OF THIS PROPOSED
                                  RESOLUTION.

                       V. REELECTION OF OUTSIDE DIRECTORS
                       (Items 5A and 5B on the Proxy Card)

          The Companies Law requires Israeli companies with shares that have been offered to the public in or outside of Israel to appoint at least two outside directors. The Company currently has three outside directors, two of whom are up for reelection at this Meeting.

          No person may be appointed as an outside director if the person or the person's relative, partner, employer or any entity under the person's control has or had, on or within the two years preceding the date of the person's appointment to serve as outside director, any affiliation with the Company or any entity controlling, controlled by or under common control with the Company. The term affiliation includes: an employment relationship; a business or professional relationship maintained on a regular basis; control; and service as an office holder (excluding service as an outside director of a company that is offering its shares to the public for the first time). In addition, no person may serve as an outside director if the person's position or other activities create, or may create, a conflict of interest with the person's responsibilities as an outside director or may otherwise interfere with the person's ability to serve as an outside director. If, at the time outside directors are to be appointed, all current members of a company's board of directors are of the same gender, then at least one outside director must be of the other gender.

          A person is qualified to serve as an outside director only if he or she has "accounting and financial expertise" or "professional qualifications," as such terms are defined under regulations promulgated under the Companies Law. At least one outside director must have "accounting and financial expertise." However, Israeli companies listed on certain stock exchanges outside Israel, including The NASDAQ Global Market, such as the Company, are not required to appoint an outside director with "accounting and financial expertise" if a director with accounting and financial expertise who qualifies as an independent director for purposes of audit committee membership under the laws of the foreign country in which the stock exchange is located serves on its board of directors. All of the outside directors of such a company must have "professional qualifications."

          Any committee of the board of directors that is authorized to exercise powers vested in the board of directors must include at least one outside director and the audit committee must include all of the outside directors. An outside director is entitled to compensation as provided in the Regulations and is otherwise prohibited from receiving any other compensation, directly or indirectly, in connection with such service (see Item VI).

          Outside directors are elected by the shareholders. In general, outside directors serve for an initial three-year term, which may be renewed for an additional three-year term. However, Israeli companies listed on certain stock exchanges outside Israel, including the NASDAQ Global Market, such as the Company, may appoint an outside director for additional terms of not more than three years subject to certain conditions. Such conditions include the determination by the audit committee and board of directors, that in view of the director's professional expertise and special contribution to the company's board of directors and its committees, the appointment of the outside director for an additional term is in the best interest of the company. Outside directors can be removed from office only by the same special percentage of shareholders as can elect them, or by a court, and then only if an outside director ceases to meet the statutory qualifications with respect to his or her appointment or if the outside director violates his or her duty of loyalty to the company.

          Mr. Joseph Atsmon was elected to serve as an outside director of the Company at the Company's 2003 annual general meeting of shareholders for an initial three-year term and was reelected at the Company's 2006 annual general meeting of shareholders to serve as an outside director for an additional three-year term. Ms. Liora Lev was elected to serve as an outside director for an initial three year term at the Company's 2006 annual general meeting of shareholders. Dr. Yoseph Linde was elected to serve as an outside director for an initial three year term at the Company's 2008 annual general meeting of shareholders.

          Accordingly, at the Meeting, shareholders will be asked to reelect Mr. Joseph Atsmon and Ms. Liora Lev as outside directors of the Company, each for an additional three-year term, effective upon the date of the Meeting. The Audit Committee and Board of Directors believe that Mr. Atsmon's continued service as an outside director for a third term is in the best interest of the Company due to his vast business experience, which is summarized below, and his knowledge of the Company, its markets and related fields of operations. The Board of Directors has determined that Mr. Joseph Atsmon and Ms. Liora Lev each qualifies as an outside director within the meaning of the Companies Law, after receiving from each of them a declaration confirming his/her qualifications under the Companies Law to be elected as an outside director. In addition, the Board of Directors has determined that each of Mr. Joseph Atsmon and Ms. Liora Lev qualifies as an accounting and financial expert, as such term is defined by regulations promulgated under the Companies Law.

          If elected, Mr. Atsmon and Ms. Lev will each receive the cash compensation described in Item VI below and equity-based compensation described in Item III above (if such Items are approved). In addition, Mr. Atsmon and Ms. Lev will each continue to benefit from an indemnification agreement, in the form approved by the shareholders at the Company's 2007 annual general meeting of shareholders.

          Set forth below is a brief biography of each of the nominees for outside director, based upon the records of the Company and information furnished to it by each of them.

          JOSEPH ATSMON has served as a director of NICE-Systems Ltd. since September 2001 and of Ceragon Networks Ltd. since July 2001. From 1995 until 2000, Mr. Atsmon served as chief executive officer of Teledata Communication Ltd., a public company acquired by ADC Telecommunication Inc. in 1998. From 1986 until 1995, Mr. Atsmon served in various positions at Tadiran Ltd., among them a division president and corporate vice president for Business Development. Mr. Atsmon holds a B.Sc. degree in Electrical Engineering (summa cum laude) from the Technion - Israel Institute of Technology.

          LIORA LEV is the founder and has served as general partner of Ascend Technology Ventures since 1999. Of the portfolio companies of Ascend Technology Ventures, Ms. Lev currently serves as a member of the board of directors of Columbus Application Provider and as a member of the board of directors of SintecMedia Ltd., Intellinx Ltd. and Can-Fite BioPharma Ltd. (publicly traded on the Tel Aviv Stock Exchange). In addition, Ms. Lev serves as the chief executive officer and as a director of Advanced Technology Acquisition Corporation (publicly traded on the American Stock Exchange, symbol: AXC), positions she has held since August, 2006. From 1994 until 2000, Ms. Lev served as Commissioner of the Israel Securities Authority and as a member of the Israeli Accounting Standards Board. From 1992 until 1998, Ms. Lev served as chief financial officer and was in charge of the chief information officer of Ashtrom Group. Ms. Lev is a certified public accountant in Israel, with over 20 years of experience in business management, information systems management and finance of public and private companies. Ms. Lev holds a B.A. in Accounting and Economics and an M.Sc. degree in Management Science, specializing in information systems, both from Tel Aviv University. Ms. Lev is also a graduate of the Advanced Management Program, Harvard Business School.

          The Company is not aware of any reason why either of the nominees, if elected, would be unable or unwilling to serve as an outside director.

          It is therefore proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, that Mr. Joseph Atsmon be elected to serve as an outside director of the Company, within the meaning of the Companies Law, effective immediately, for an additional term of three years."

         "RESOLVED, that Ms. Liora Lev be elected to serve as an outside director of the Company, within the meaning of the Companies Law, effective immediately, for an additional term of three years."

          The election of each of the nominees for outside directors requires the affirmative vote of a majority of ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, provided that either (i) the shares voting in favor of such resolution include at least one-third of the shares of non-controlling shareholders who vote on the matter (excluding the vote of abstaining shareholders), or (ii) the total shareholdings of the non-controlling shareholders who vote against such proposal do not represent more than 1% of the voting rights in the Company. The Company does not currently have any controlling shareholders, within the meaning of the Companies Law, with respect to this matter.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTIONS.

          VI. APPROVAL OF REMUNERATION TO BE PAID TO OUTSIDE DIRECTORS
                       (Items 6A and 6B on the Proxy Card)

          The remuneration of outside directors of an Israeli company is regulated by the Regulations, and the Companies Regulations (Alleviation for Public Companies whose Shares are Traded on a Stock Exchange Outside of Israel), 2000, as amended. Under the Companies Law and pursuant to the Regulations, a company is generally required to pay its outside directors a minimum cash compensation in the form of an annual fee and a per meeting attendance fee (including for attendance at board of directors committee meetings) in the manner set forth in the Regulations. Provided that the requirements for payment of the minimum annual and per meeting attendance fees are met, a company may elect to also compensate its outside directors in the form of a grant of securities. Such grant of securities must be made under a compensation plan that includes all of a company's office holders and must be in proportion to the securities granted to a company's "other directors," as defined in the Regulations, provided that the company has at least two "other directors," which the Company currently does. The term "other director" generally refers to a director who is not an outside director, a controlling shareholder, an employee or service provider of the company, an entity that is a controlling shareholder of the company or an entity controlled by a controlling shareholder of the company, or a director who is not compensated by the company (compensation in the form of securities does not constitute compensation for these purposes except for purposes of determining the proportionate compensation offered to the outside directors in the form of securities). The securities awarded to the outside directors may not be less than the securities awarded to any "other director" nor may the award exceed the average securities awarded to all of the "other directors," and shall be paid at the same time that compensation is awarded to the "other directors." A company is also required to reimburse an outside director for certain expenses set forth in the Regulations.

          A nominee for outside director must be informed of the compensation to be paid by a company (and in the case of a grant of securities, also the terms of grant) prior to the nominee's consent to serve in such capacity, and such compensation generally may not be modified during any three-year term of service. Also, the compensation paid to each of a company's outside directors must be the same, regardless of the form of compensation, except that "expert outside directors" may receive higher compensation than non-experts. However, at the time a new outside director is appointed, a company may decide that at the end of the term of a serving outside director, the new outside director will receive compensation that is less than the serving outside director. In addition, at the time a new outside director is appointed, a company may modify the compensation of a serving outside director provided such change is beneficial to such outside director.

          The Board of Directors has determined that for the purpose of Mr. Atsmon's compensation as an outside director of the Company, in view of Mr. Atsmon's education, experience, qualifications, professional expertise and deep understanding of the Company's fields of business, Mr. Atsmon qualifies as an "expert outside director."

          As described above, pursuant to the Regulations, an "expert outside director" may be granted a higher compensation than other outside directors. The Company intends to grant to its "expert outside directors" a higher equity-based compensation as set forth in Item III. Subject to the election of Mr. Joseph Atsmon and Ms. Liora Lev as outside directors for additional three-year terms (see Item V) and shareholder approval of this Item VI, the Audit Committee and Board of Directors have approved to pay: (i) to Mr. Atsmon, effective as of his election as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors (including expert outside directors) in companies of the Company's size, as set forth in the Regulations from time to time, which is currently an annual fee of NIS 45,000 (currently equivalent to approximately $12,149) and a per meeting attendance fee of NIS 1,590 (currently equivalent to approximately $429); and (ii) Ms. Liora Lev, effective as of her election as an outside director and for the duration of her service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company's size, as set forth in the Regulations from time to time, which is currently an annual fee of NIS 45,000 (currently equivalent to approximately $12,149) and a per meeting attendance fee of NIS 1,590 (currently equivalent to approximately $429). Such amounts are subject to adjustment for changes in the Israeli consumer price index after December 2007 and changes in the amounts payable pursuant to Israeli law from time to time.

          In addition, subject to the election of Mr. Joseph Atsmon and Ms. Liora Lev as outside directors for additional three-year terms (see Item V) and shareholder approval of Items III and IV, Mr. Joseph Atsmon and Ms. Liora Lev will be entitled to the respective equity-based compensation described in Item III.

          Under Israeli law, the compensation of outside directors, is required to be approved by the audit committee, board of directors and shareholders, in that order. On July 29, 2009, the Audit Committee and Board of Directors approved the cash compensation terms described above, subject to shareholder approval.

          It is therefore proposed that at the Meeting the following resolutions be adopted:

         "RESOLVED, subject to the reelection of Mr. Joseph Atsmon as an outside director for an additional three year term, to pay to Mr. Atsmon, effective as of his reelection as an outside director and for the duration of his service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company's size, as set forth in the Regulations from time to time."

         "RESOLVED, subject to the reelection of Ms. Liora Lev as an outside director for an additional three year term, to pay to Ms. Liora Lev, effective as of her election as an outside director and for the duration of her service in such capacity, compensation in the form of the minimum amount of cash compensation payable to outside directors in companies of the Company's size, as set forth in the Regulations from time to time."

          Pursuant to the Companies Law, the compensation of directors requires the affirmative vote of a majority of the ordinary shares present at the Meeting, in person or by proxy, entitled to vote and voting on the matter.

     THE BOARD OF DIRECTORS RECOMMENDS A VOTE FOR THE FOREGOING RESOLUTIONS.

            VII. REVIEW AND DISCUSSION OF DIRECTORS' ANNUAL REPORT TO
                 SHAREHOLDERS, AUDITOR'S REPORT AND CONSOLIDATED
            FINANCIAL STATEMENTS FOR THE YEAR ENDED DECEMBER 31, 2008

          At the Meeting, the director's report to shareholders, auditor's report and the audited consolidated financial statements for the year ended December 31, 2008 will be presented. A discussion with respect to the financial statements will be held at the Meeting. This Item will not involve a vote of the shareholders.

          The Company's annual report on Form 20-F for the year ended December 31, 2008, including the auditor's report and consolidated financial statements for the year ended December 31, 2008, which was filed with the SEC on March 25, 2009, is available on the Company's website at www.radvision.com or through the EDGAR website of the SEC at www.sec.gov. Shareholders may receive a hard copy of the Company's annual report on Form 20-F for the year ended December 31, 2008, free of charge, upon request. None of the auditors' report, consolidated financial statements, the Form 20-F or the contents of the Company's website form part of the proxy solicitation material.

                               VIII. OTHER MATTERS

          The Board of Directors does not intend to bring any matters before the Meeting other than those specifically set forth in the Notice of the Meeting and knows of no matters to be brought before the Meeting by others. If any other matters properly come before the Meeting, it is the intention of the persons named in the accompanying proxy to vote such proxy in accordance with the judgment of the Board of Directors.

                                            By Order of the Board of Directors,


                                            Zohar Zisapel
                                            Chairman of the Board of Directors

October 21, 2009